
SI



18006615


RMS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- *66944*

RMS

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **iA Securities (USA) Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

26 Wellington St. East, Suite 900

(No. and Street)

Toronto	Ontario	M5E 1S2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Andrews   416-864-2604

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MNP LLP

(Name – if individual, state last, first, middle name)

300-111 Richmond St. W	Toronto	Ontario	M5H 2G4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [✓] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, James Andrews _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iA Securities (USA) Inc. _____, as of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CFO
_____
Title

_____
(Notary Public

This report** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).
- [x] (o) A report on the exemption provision.
- [x] (p) IA Securities (USA) Inc. Exemption Report

Financial statements and supplementary information
IA Securities (USA) Inc.
(A wholly-owned subsidiary of IA Securities Inc.)

December 31, 2017

Table of Contents

Report of Independent Registered Public Accounting Firm............................1

Statement of financial condition 2

Statement of operations 3

Statement of changes in stockholder's equity 4

Statement of changes in financial condition 5

Notes to the financial statements 6–11

Supplementary information

    Schedule 1 – Computation of Net Capital Pursuant to SEC Rule 15c3-1 12

    Schedule 2 – Computation for Determination of Reserve Requirements
    Pursuant to SEC Rule 15c3–3... 13

Report of Independent Registered Public Accounting Firm.............................. 14

Exemption Report 15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholder of IA Securities (USA) Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IA Securities (USA) Inc. (the Company) as of December 31, 2017, and the related statement of operations, changes in stockholder's equity, and statement of changes in financial condition for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2017, and the results of its operations and its cash flow for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in schedules 1 and 2 (the "supplementary information") have been subjected to audit procedures performed in conjunction with the audit of IA Securities (USA) Inc.'s financial statements. The supplementary information is the responsibility of IA Securities (USA) Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

MNP LLP

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company's auditor since 2015.

Toronto, Ontario
February 16, 2018



IA Securities (USA) Inc.
Statement of financial condition
As at December 31, 2017
(Expressed in U.S. dollars)

	Notes	$
Assets		
Cash	6	**409,029**
Prepaid expenses		**12,952**
		421,981
Liabilities		
Accounts payable and accrued liabilities		**28,305**
Stockholder's equity		
Capital stock	4	**287,843**
Contributed surplus	4	**433,356**
Deficit		**(327,523)**
		393,676
		421,981

The accompanying notes are an integral part of these financial statements.

IA Securities (USA) Inc.
Statement of operations
Year ended December 31, 2017
(Expressed in U.S. dollars)

	$
Revenue	
Commission	1,484
Interest	2,923
Foreign exchange gain (loss)	425
Expenses	
General and administration	59,594
Net loss	(54,762)

The accompanying notes are an integral part of these financial statements.

IA Securities (USA) Inc.
Statement of changes in stockholder's equity
As at December 31, 2017
(Expressed in U.S. dollars)

	$
Capital stock, beginning and end of year	287,843
Contributed surplus, beginning of year	333,356
Contributions	100,000
Contributed surplus, end of year	433,356
Deficit, beginning of year	(272,761)
Net loss	(54,762)
Deficit, end of year	(327,523)
Stockholder's equity, end of year	393,676

The accompanying notes are an integral part of these financial statements.

IA Securities (USA) Inc.
Statement of changes in financial condition
Year ended December 31, 2017
(Expressed in U.S. dollars)

		$
Operating activities		
Net loss		(54,762)
Adjustments to reconcile net loss to net cash used in operating activities		
Prepaid expenses		(140)
Accounts payable and accrued liabilities		(12,777)
Cash used in operating activities		(67,679)
Financing activities		
Contributions from Parent	4	100,000
Cash provided by financing activities		100,000
Increase in cash		32,321
Cash, beginning of year		376,708
Cash, end of year		409,029
Taxes paid		-

The accompanying notes are an integral part of these financial statements.

IA Securities (USA) Inc.
Notes to the financial statements
Year ended December 31, 2017
(Expressed in U.S. dollars)

IA Securities (USA) Inc. (the "Company") was incorporated under the *Canada Business Corporations Act* on March 11, 2005. In the United States of America ("U.S."), the Company is registered as a broker-dealer in securities under the *Securities Exchange Act of 1934* and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company is subject to regulation by FINRA and is clearing and settling transactions on a Delivery versus Payment/Receipt basis. The Company computes its regulatory net capital under the alternative method. The Company clears all transactions with, and for its customers, through its Parent, IA Securities Inc. (the "Parent"). Through its operating agreement with the Parent, the Company uses the services of NBCN Inc. ("Clearing Broker") to perform certain securities trading, clearing and record-keeping activities as its agent in securities markets. Accordingly, the Company does not hold customer securities nor perform custodial functions relating to customer accounts and is exempt from Rule 17a-13 pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i). Continuing operations of the Company are dependent on the Parent's ability to attract and retain clients on behalf of the Company.

The Company is a wholly-owned subsidiary of the Parent, a Canadian-owned and regulated investment dealer regulated by the Investment Industry Regulatory Organization of Canada and is a participating member of the Canadian Investor Protection Fund. The Company's head office is located in Toronto, Ontario, Canada.

1. Significant accounting policies

The significant accounting policies are as follows:

(a) Basis of presentation

The Company maintains its financial records in United States dollars. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

(b) Securities transactions and balances and revenue recognition

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a delivery basis. Interest income is recorded on an accrual basis.

(c) Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency translation are included in other revenue.

IA Securities (USA) Inc.
Notes to the financial statements
Year ended December 31, 2017
(Expressed in U.S. dollars)

1. **Significant accounting policies (continued)**

    (d) *Fair values of financial assets and liabilities*

    Securities are recorded at fair value. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions.

    Fair value represents the price that would be received to sell the asset or paid to transfer the liability (an exit price). A three-level hierarchy, provided in the applicable accounting guidance, for inputs is utilized in measuring fair value which maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used to determine the exit price when available. Under applicable accounting guidance, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into this three-level hierarchy. The hierarchy is broken down into three levels based on the observability of inputs as follows:

    All non-trading assets and liabilities are recorded at their original amortized cost less allowances or write-downs for impairment.

    (i) Level 1:

    Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

    (ii) Level 2:

    Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

    (iii) Level 3:

    Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

    (e) *Income taxes*

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

IA Securities (USA) Inc.
Notes to the financial statements
Year ended December 31, 2017
(Expressed in U.S. dollars)

1. Significant accounting policies (continued)

(f) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. Financial instruments

(a) Concentration of credit risk

All clearing and depository operations for the Company are performed through the Clearing Broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms.

(b) Fair values of financial instruments

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

(c) Cash

The Company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents. All of the Company's cash is on deposit at one major Canadian bank/financial institution and the balance at times may exceed the federally insured limit of $100,000. The Company believes it is not exposed to any significant credit risk due to cash.

(d) Currency risk

At December 31, 2017, the Company held foreign denominated financial assets comprised of cash held at one major Canadian bank/financial institution. At December 31, 2017, if the Canadian dollar had been stronger or weaker by 10% against the U.S. dollar with all other variables held constant, the net loss would have been $956 higher or lower (December 31, 2016 - $2,781 higher or lower).

3. Related party transactions and balances

Under an operating agreement dated August 3, 2005, the Company has entered into an arrangement with the Parent, whereby the Parent will perform certain securities execution and clearing activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company.

Management fees of nil were charged to the Company from the Parent during the year.

IA Securities (USA) Inc.
Notes to the financial statements
Year ended December 31, 2017
(Expressed in U.S. dollars)

4. Capital stock

Authorized, unlimited number

Common shares, no par value

Issued

	$
400,100 common shares	**287,843**

During the year ended December 31, 2017, the Company received $100,000 of contributions from the Parent. The contributions are non-interest bearing and the Parent does not anticipate not it will require a repayment of these contributions in the future.

5. Regulatory net capital requirement

In the U.S., as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items pursuant to SEC Rule 15c3-3. At December 31, 2017, the Company had net capital of $380,151, which is $130,151 in excess of the required minimum net capital of $250,000.

6. Deposit segregated pursuant to federal and other regulations

A cash amount of $290,527 has been segregated in a special account for the exclusive benefit of customers under Rule 15c3-3 of the *Securities Exchange Act of 1934* and is included in cash and segregated for regulatory reporting purposes.

7. Income taxes

For Canadian tax purposes, the Company files a stand-alone tax return.

The income tax expense included in the statement of operations is determined in accordance with FASB ASC 740, *Accounting for Income Taxes.*

The Company has assessed the impact of this standard and determined there is no material impact on its statement of financial condition or statement of operations.

As at December 31, 2017, the Company recorded a full valuation allowance against its deferred tax assets as it is not more likely than not that the benefit of the deferred tax assets will be realized.

IA Securities (USA) Inc.
Notes to the financial statements
Year ended December 31, 2017
(Expressed in U.S. dollars)

7.   **Income taxes (continued)**

A) Income tax expense (recovery) for the period

	2017
	$
Current income taxes	
Current year	-
	-
Deferred income taxes	
Creation and reversal of temporary differences	(14,512)
Change in valuation allowance	14,512
	-
Total	-

B) Reconciliation of income tax (recovery) expense

The reconciliation of the combined Canadian Federal and Provincial income tax rate of 26.5% to the effective tax rate is as follows:

	December 31, 2017
	$
Net loss before recovery of income taxes	(54,763)
Income tax expense at Canadian Statutory tax rate	(14,512)
Change in deferred tax asset not recognized	14,512
Income tax (recovery) expense	-

IA Securities (USA) Inc.
Notes to the financial statements
Year ended December 31, 2017
(Expressed in U.S. dollars)

C) Deferred income taxes

	2017	2016
	$	$
Intangible Asset	3,990	4,291
Loss carryforward	31,971	17,159
Valuation allowance	(35,961)	(21,450)
Net Deferred tax assets	-	-

The Company has non-capital losses that are available to reduce future net income for income tax purposes totalling $120,646, which will expire as follows:

	Non-Capital Losses	
Year of Loss	Expiry	Total
		$
2011	2031	9,546
2012	2032	4,894
2013	2033	14,585
2014	2034	487
2015	2035	10,182
2016	2036	25,056
2017	2037	55,896

8. Legal proceedings

In the normal course of business, the Company may be involved in litigation. At December 31, 2017, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

9. Subsequent events

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year-end, December 31, 2017 through February 16, 2018, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.

IA Securities (USA) Inc.
Schedule 1 - Computation of Net Capital Pursuant to SEC Rule 15c3-1
Year ended December 31, 2017
(Expressed in U.S. dollars)

	$
Total stockholder's equity from statement of financial position	**393,676**
Less: Non-allowable assets	
Prepaid expenses	**12,952**
Less: Haircuts on securities	
Foreign cash held	**573**
Net capital	
Alternative net capital requirement	
2% of combined aggregate debit items as shown in formula for determination of reserve requirements under Rule 15c3-3 (or $250,000, if greater) – net capital requirement	**250,000**
Excess net capital	**130,151**
Net capital in excess of 5% of combined aggregated debit items or 120% of minimum net capital requirement	**80,151**

The above computation does not differ materially from the computation of reserve requirements under SEC Rule 15c3-3 as at December 31, 2017, filed by the Company on Form X-17A-5 on January 24, 2018.

IA Securities (USA) Inc.
Schedule 2 - Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
Year ended December 31, 2017
(Expressed in U.S. dollars)

Because the Company does not hold customer funds or safekeep customer securities, it is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(i) thereof.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of IA Securities (USA) Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17a-5 (Exemption Report), in which (1) IA Securities (USA) Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which IA Securities (USA) Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) IA Securities (USA) Inc. stated that IA Securities (USA) Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. IA Securities (USA) Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IA Securities (USA) Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MNP LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Ontario

February 16, 2018



IA Securities (USA) Inc. (the "Company') is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief, the Company states the following:

(1) The Company is designated by its Membership Agreement with the Financial Industry Regulatory Authority to operate under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

(2) Therefore, the Company has been in compliance with SEC Rule 15c3-3 throughout the 12 months ended December 31, 2017, without exception.

IA Securities (USA) Inc.

I, _James Austins_ _____ swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _[signature]_

Title: _CEO_

February 16, 2018

IA Securities (USA) Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief, the Company states the following:

    (1) The Company is designated by its Membership Agreement with the Financial Industry Regulatory Authority to operate under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

    (2) Therefore, the Company has been in compliance with SEC Rule 15c3-3 throughout the 12 months ended December 31, 2017, without exception.

IA Securities (USA) Inc.

I, ___Mark Arthur___ swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO

February 16, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of IA Securities (USA) Inc.,

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by IA Securities (USA) Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of IA Securities (USA) Inc. for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating IA Securities (USA) Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). IA Securities (USA) Inc.'s management is responsible for IA Securities (USA) Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MNP LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Ontario

February 16, 2018



SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member. address. Designated Examining Authority. 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66944   FINRA   DEC
IA SECURITIES (USA) INC
26 WELLINGTON ST EAST STE 900
TORONTO, ONTARIO M5E 1S2
CANADA

Note: If any of the information shown on the mailing label requires correction. please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Janos Andrews 416-864-2604

2. A. General Assessment (item 2e from page 2) $ 1.01

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (∅)

   _____
   Date Paid

   C. Less prior overpayment applied   (∅)

   D. Assessment balance due or (overpayment)   1.23

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum   0.13

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1.35

   G. PAID WITH THIS FORM:
      Check enclosed. payable to SIPC
      Total (must be same as F above) $ 1.35

   H. Overpayment carried forward $(∅)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true. correct and complete.

iA Securities (USA) Inc.
(Name of Corporation. Partnership or other organization)

(Authorized Signature)
CFO
(Title)

Dated the 16 day of February . 20 18 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) $ 676.57

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   Ø

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   Ø

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   Ø

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). $ Ø

       Enter the greater of line (i) or (ii)   Ø

       Total deductions   ~~676.57~~ Ø

2d. SIPC Net Operating Revenues $ 676.57

2e. General Assessment @ .0015 $ 1.01
                (to page 1, line 2.A.)